

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 24, 2017

Via E-mail
Christopher Vallos
Chief Executive Officer
Gold Lakes Corp.
3401 Enterprise Parkway, Suite 340
Beachwood, Ohio 44122

>   **Re: Gold Lakes Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed February 15, 2017**
>   **File No. 333-210675**
>   **Form 10-K for Fiscal Year Ended July 31, 2016**
>   **File No. 000-52814**

Dear Mr. Vallos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

1. Please provide us with a detailed reconciliation of the change in the issued and outstanding common shares of 103,096,935 per the balance sheet at October 31, 2016 on page F-2 to 209,659,770 common shares at February 10, 2017.

<u>Recent Sales of Unregistered Securities, page 56</u>

2. We note the increase in common stock outstanding as reflected in the last amendment. Please provide the disclosure required by Item 701 of Regulation S-K for these stock issuances.

  You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

          Sincerely,

          /s/ Pamela Howell
          for

          John Reynolds
          Assistant Director
          Office of Beverages, Apparel, and Mining

cc: Mark C. Lee, Esq.
    Greenberg Traurig, LLP